AMERICAN HOMES 4 RENT

280 Pilot Road

Las Vegas, Nevada 89119

September 13, 2022

Via EDGAR

Ms. Amanda Ravitz

Ms. Barbara Jacobs

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Homes 4 Rent

Definitive Proxy Statement on Schedule 14A

Filed March 18, 2022

File No. 001-36013

Dear Ms. Ravitz and Ms. Jacobs:

American Homes 4 Rent (the “Company”) submits this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2022, regarding the Company’s Definitive Proxy Statement on Schedule 14A filed March 18, 2022. The Staff’s comments are repeated below in bold italics preceding each response.

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which it would be appropriate to have the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

The Company will enhance its future proxy disclosures to address this comment.

2. Please expand upon the role that your Chairperson plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Chairperson may:

•	represent the board in communications with shareholders and other stakeholders; or

•	require board consideration of, and/or override your CEO on, any risk matters.

The Company will enhance its future proxy disclosures to address this comment.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the

•	immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

The Company will enhance its future proxy disclosures to address this comment.

*****

We respectfully believe that the above responses are responsive to the Staff’s comments. If you have any questions or would like further information concerning our response, please do not hesitate to contact me at (805) 413-5300.

Sincerely,

/s/ Sara Vogt-Lowell

Sara H. Vogt-Lowell
Chief Legal Officer

cc:	Michael E. McTiernan, Hogan Lovells US LLP